FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Notice Regarding Banco de Chile’s Application to Delist from the London Stock Exchange on the Official List of the UK Listing Authority, which will result in the cancellation of the trading of its ADRs on the London Stock Exchange.

Notice Regarding Application to Delist from the London Stock Exchange

Santiago, Chile — November 23, 2015 — Banco de Chile (the “Company”) hereby announces that it has made a voluntary application to each of the UK Listing Authority and the London Stock Exchange for the cancellation of the standard listing of the Company’s American Depositary Receipts representing shares in the Company’s common stock (“ADRs”) on the Official List of the UK Listing Authority, which will result in the cancellation of the trading of its ADRs on the London Stock Exchange. Such delisting is expected to take effect on December 22, 2015. This notice is given in fulfillment of the obligation under Listing Rule 5.2.8.

1.              Name of issuer:

Banco de Chile

2.              Securities subject to delisting:

BANCO DE CHILE ADR (EACH REPR 600 SHS COM STK)

Currency: USD

Listing category: Standard GDRs

SEDOL: 3243006

ISIN number: US0595201064

3.              Schedule for delisting:

The delisting of the Company’s ADRs is expected to take effect on December 22, 2015 (the “Delisting Date”). The last day of dealings in the ADRs on the London Stock Exchange will be December 21, 2015. From and including the Delisting Date, holders of ADRs will no longer be able to trade their ADRs on the London Stock Exchange.

4.              Reason for delisting:

•                  Only a small amount of trading in the ADRs is conducted on the London Stock Exchange; and

•                  in practical terms, as the Company is listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange (all in Chile), the continued listing of the Company on the Official List does not afford the Company a material advantage in terms of additional sources of funding relative to the ongoing cost of maintaining the listing on the Official List.

5.              Regulated investment exchange on which securities are traded:

The Company maintains its primary listing for ADRs on New York Stock Exchange (NYSE).

Sincerely Yours,

Arturo Tagle Q.

Chief Executive Officer

For further information please contact:

Pablo Mejia Ricci

Head of Investor Relations

Banco de Chile

Investor Relations Department

Tel: +56 2 2653 3554

Email: pmejiar@bancochile.cl

Website: http://ww3.bancochile.cl/wps/wcm/connect/Investor-Relations/portal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2015

Banco de Chile

/S/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO